Exhibit 99.1

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IGB Group
Bryan Degnan
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or
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Global Ship Lease Announces Agreement to Acquire Three 8,600 TEU Containerships

Addition of 3x 2010/2011 Korean-built, 8,600-TEU vessels with ECO upgrades at substantial discount to open-market charter-free values

Structured acquisitions with minimal downside risk and attractive upside earnings potential consistent with proven track record of disciplined, opportunistic fleet renewal

ATHENS, Greece, December 1, 2025 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership owner and lessor, announced today the purchase of three 8,600 TEU, Korean-built containerships with ECO upgrades (the “Newly Acquired Vessels”) for an aggregate purchase price of $90 million. The Newly Acquired Vessels have attached charters with a leading liner company. The charters are at below-market rates and have flexible durations, with latest redeliveries in mid-2030. Assuming the charters run to their full terms, they are expected to generate aggregate revenues of approximately $88 million; and at a through-cycle scrap price of $400 per LWT, the ships would have a combined scrap value of approximately $40 million. With these additions, the Company’s fleet will comprise 71 vessels with a total capacity of 422,567 TEU.

The Newly Acquired Vessels are expected to be delivered around year-end 2025. The Company expects to initially fund the acquisition with cash on hand, which facilitates speed of execution, with the potential to attach financing subsequently.

George Youroukos, Executive Chairman of Global Ship Lease, commented: “We are pleased to announce the acquisition of these three high-spec, operationally flexible and commercially attractive ships on terms that materially de-risk the transaction on the front end while offering attractive upside earnings potential in the years ahead. These are the cash cows of the future, and we are delighted to be buying them at an en bloc charter-attached price which is close to the market value of a single charter-free ship today; three for the price of one, effectively. GSL’s patience, through-cycle approach to value generation, and fortress balance sheet have made it possible for us to pounce on this opportunity, which we believe offers a compelling all-in return profile. Following our sale of four substantially older, smaller vessels earlier this year for nearly the same aggregate dollar value as this acquisition, we are very pleased to be renewing and enhancing our fleet by recycling capital to provide GSL with the newer, larger, value-generating assets that we expect to serve us and all shareholders well for many years to come.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 69 vessels as of September 30, 2025 had an average age weighted by TEU capacity of 18.0 years. 39 ships are wide-beam Post-Panamax.

As of September 30, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.92 billion. Contracted revenue was $2.40 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.